Exhibit 3.2

FIRST AMENDMENT TO THE BYLAWS OF
CHICKEN SOUP FOR THE SOUL ENTERTAINMENT INC.

This first amendment (this “First Amendment”) to the Bylaws (the “Bylaws”) of Chicken Soup for the Soul Entertainment Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), is made effective on April 29, 2024 (the “Effective Date”).

WHEREAS, the Certificate of Incorporation of the Corporation bestows upon the Board of Directors of the Corporation (the “Board”) the authority to amend the Bylaws; and

WHEREAS, the Board has duly approved the provisions of this First Amendment.

NOW THEREFORE, the Bylaws are hereby amended as follows:

1.	Subsection 3.1 of the Bylaws shall be amended and restated in its entirety as follows:

“The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Certificate of Incorporation. The number of directors which shall constitute the Board of Directors shall be not less than one (1) nor more than eleven (11). The exact number of directors shall be fixed from time to time, within the limits specified in this Article III Section 1 or in the Certificate of Incorporation, by the Board of Directors. Directors need not be stockholders of the Corporation.”

2.	The following subsections 3.14 and 3.15 shall be added to the end of Section 3 of the Bylaws:

“3.14. Notwithstanding anything to the contrary contained in these Bylaws, for so long as the Amended and Restated Credit Agreement made effective as of August 11, 2022 by and among the Corporation, Redbox Automated Retail LLC (“Redbox”), the Lenders party thereto, and HPS Investment Partners, LLC, as administrative agent (the “Administrative Agent”), as amended by the First Amendment dated as of April 29, 2024 and as the same may be amended from time to time (the “Credit Agreement”) remains in effect, the Board of Directors shall include two (2) directors who are not employees or equity holders of the Corporation, or any affiliates or family members thereof (the “Independent Directors”) that are nominated by the remaining members of the Board of Directors and approved by Lenders having Loans outstanding that represent more than 50% of the all Loans outstanding at such time (the “Required Lenders”); provided, that the Loans of any Affiliate Lenders shall be disregarded in determining Required Lenders at any time. The Administrative Agent under the Credit Agreement shall give written notice to the Corporation of approval by the Required Lenders of the Independent Directors, and the Corporation shall be entitled to rely conclusively on such written notice. If at any time there is only one Independent Director serving, such Independent Director shall be entitled to appoint a replacement for the other Independent Director that is acceptable to the Required Lenders as shall be evidenced by a written notice delivered by the Administrative Agent to the Corporation. Capitalized terms used in this section 3.14 but not defined herein shall have the meanings prescribed in the Credit Agreement.

3.15 To the fullest extent permitted by law, members of the Strategic Review Committee and the Chief Restructuring Officer shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable.”

3.	The following provisions shall be added to the end of Section 3.10 of the Bylaws:

“Notwithstanding anything to the contrary contained in these Bylaws, at all times there shall be established a subcommittee of the Board of Directors which shall consist of the two Independent Directors and one other independent director who shall not be management or equityholders of the Loan Parties or any affiliates or family members thereof (the “Strategic Review Committee”).

Notwithstanding anything to the contrary contained in these Bylaws, subject to the immediately succeeding paragraph, the unanimous written consent of the Board of Directors, including the initial and affirmative majority vote of the Strategic Review Committee, shall be required for the filing of any voluntary bankruptcy or similar insolvency proceeding on behalf of the Corporation, or on behalf of any subsidiary entity that is controlled by the Corporation, whether by virtue of the Corporation’s ownership of the majority of voting shares of such subsidiary entity, or by virtue of the Corporation’s authority over the governing body of such subsidiary entity, or otherwise.

Notwithstanding anything to the contrary contained in these Bylaws, on or after the Forbearance Termination Date, (i) the Strategic Review Committee shall have exclusive authority to approve, authorize and direct, or otherwise implement, (x) any sale of all or any part of the business of the Corporation or its subsidiaries and to cause the Loan Parties to comply with their obligations under the Credit Agreement and Forbearance Agreement; and (y) a Chapter 11 pre-arranged restructuring of the Corporation and/or its subsidiaries, including as contemplated by the Restructuring Term Sheet (as defined in the Credit Agreement) and (z) taking any other action which the Strategic Review Committee deems necessary or advisable to effectuate the foregoing, including, without limitation, causing the officers of the Corporation to take such actions, including, without limitation, the expenditure of funds, as the Strategic Review Committee reasonably deems necessary, proper or advisable in order to fully carry out the intent and accomplish the purposes of the foregoing and the approval of the filing of any bankruptcy proceeding to implement any such actions (clauses (x), (y) and (z), collectively, the “Restructuring Matters”), and (ii) the Board of Directors shall appoint and cause the Corporation to engage a chief restructuring officer of the Corporation and its subsidiaries who is acceptable to the Administrative Agent (the “Chief Restructuring Officer”) to assist and implement the resolutions and actions of the Strategic Review Committee in respect of the Restructuring Matters and the other obligations of the Chief Restructuring Officer under the Forbearance Agreement and the Credit Agreement, as amended.

The term “Forbearance Termination Date” shall have the meaning prescribed to it under that certain Forbearance Agreement dated as of April 29, 2024 (the “Forbearance Agreement”), by and among the Corporation, Redbox, the other Guarantors listed on the signature pages thereto (collectively, the “Loan Parties”), the Lenders party to the Credit Agreement, and the Administrative Agent under the Credit Agreement, as such agreement may be amended from time to time.”

4.	Subsection 4.2 of the Bylaws shall be amended and restated in its entirety as follows:

“The Board of Directors may from time to time elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as may be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Except as otherwise provided in this Article IV, any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers who are directors of the Corporation shall be fixed by the Board of Directors. Notwithstanding anything to the contrary herein, the Chief Restructuring Officer may not be removed or appointed without the prior written consent of the Independent Directors, not to be unreasonably withheld.”

5.	The following provisions shall be added to the end of Section 8.9 of the Bylaws:

“Notwithstanding anything to the contrary contained in these Bylaws, Sections 3.1, 3.10, 3.14 and 4.2 (together, the "Subject Provisions") shall not be amended, repealed or waived without the prior written consent of the Independent Directors and in the event of any inconsistency between the Subject Provisions and any other provision of these Bylaws the Subject Provisions shall control.”

Except as amended hereunder, the Bylaws shall remain in full force and effect. This First Amendment to the Bylaws of Chicken Soup for the Soul Entertainment Inc. has been executed by the Chief Executive Officer of this Corporation on this 29th day of April, 2024.

/s/ William J. Rouhana, Jr.
Name: William J. Rouhana, Jr.
Title: Chief Executive Officer